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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                             ORIGEN FINANCIAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68619E208
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 29, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X| Rule  13d-1(b)
|_| Rule  13d-1(c)
|_| Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. 68619E208

--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      Redfield, Blonsky & Co., LLC
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (SeeInstructions) (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization

      New Jersey, United States
--------------------------------------------------------------------------------

      Number of Shares      5.    Sole Voting Power                           0
      Beneficially          ----------------------------------------------------
      Owned by Each         6.    Shared Voting Power                         0
      Reporting             ----------------------------------------------------
      Person With           7.    Sole Dispositive Power                      0
                            ----------------------------------------------------
                            8.    Shared Dispositive Power            1,806,606

--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,806,606
--------------------------------------------------------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes
      Certain Shares (See Instructions)                                      |_|

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Item 9

      6.96%
--------------------------------------------------------------------------------

12.   Type of Reporting Person (See Instructions)

      IA, CO
--------------------------------------------------------------------------------

CUSIP  No. 68619E208

--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      Ronald R. Redfield
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (SeeInstructions) (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization

      New Jersey, United States
--------------------------------------------------------------------------------

      Number of Shares      5.    Sole Voting Power                      27,301
      Beneficially          ----------------------------------------------------
      Owned by Each         6.    Shared Voting Power                         0
      Reporting             ----------------------------------------------------
      Person With           7.    Sole Dispositive Power                 27,301
                            ----------------------------------------------------
                            8.    Shared Dispositive Power            1,806,606

--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,833,907
--------------------------------------------------------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes
      Certain Shares (See Instructions)                                      |_|

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Item 9

      7.1%
--------------------------------------------------------------------------------

12.   Type of Reporting Person (See Instructions)

      IN, HC
--------------------------------------------------------------------------------

ITEM  1.

(A)   NAME OF ISSUER

      ORIGEN FINANCIAL, INC.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

      27777 Franklin Road, Suite 1700,
      Southfield, Michigan 48034

ITEM  2.

(A)   NAME OF PERSONS FILING

      Redfield, Blonsky & Co., LLC
      Ronald R. Redfield

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

      15 N. Union Avenue P.O. Box 1103
      Cranford, NJ 07016

(C)   CITIZENSHIP

      New Jersey, United States

(D)   TITLE OF CLASS OF SECURITIES

      Common Stock, $0.01 par value

(E)   CUSIP NUMBER

      68619E208

ITEM  3.

      If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o).

      (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |X| An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

      (g) |X| A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

      (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM  4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            See Item 9 of cover pages
            --------------------------------------------------------------------

      (b)   Percent of class:

            See Item 11 of cover pages
            --------------------------------------------------------------------

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:

                  See Item 5 of cover pages
                  --------------------------------------------------------------

            (ii)  Shared power to vote or to direct the vote:

                  See Item 6 of cover pages
                  --------------------------------------------------------------

            (iii) Sole power to dispose or to direct the disposition of:

                  See Item 7 of cover pages
                  --------------------------------------------------------------

            (iv)  Shared power to dispose or to direct the disposition of:

                  See Item 8 of cover pages
                  --------------------------------------------------------------

ITEM  5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|. N/A

ITEM  6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         N/A

ITEM  8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N/A

ITEM  9. NOTICE OF DISSOLUTION OF GROUP

         N/A

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: January 15, 2008

                                            By: Redfield, Blonsky & Co., LLC

                                                /s/ Ronald R. Redfield
                                                -------------------------------
                                                Name:  Ronald R. Redfield
                                                Title: Partner


                                                /s/ Ronald R. Redfield
                                                -------------------------------
                                                Name:  Ronald R. Redfield

                                   Exhibit A

                             JOINT FILING AGREEMENT

This will confirm the agreement by and between the undersigned that the Schedule 13G (the "Statement") to which this Agreement is attached is being filed on behalf of the persons listed below. Each of the persons listed hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is accurate.


                                            By: Redfield, Blonsky & Co., LLC

                                                /s/ Ronald R. Redfield
                                                -------------------------------
                                                Name:  Ronald R. Redfield
                                                Title: Partner


                                                /s/ Ronald R. Redfield
                                                -------------------------------
                                                Name:  Ronald R. Redfield

                                   Exhibit B

                       DISCLAIMER OF BENEFICIAL OWNERSHIP

Ronald R. Redfield disclaims beneficial ownership as to all shares beneficially owned for Section 13(G) filing purposes by Redfield, Blonsky & Co., LLC as Investment Adviser.